Exhibit 99.1

 FOR IMMEDIATE RELEASE

RepliCel Life Sciences Joins Centre for Commercialization of Regenerative Medicine, Industry Consortium

CCRM and RepliCel to Partner on Development of Cell Therapies for Tendon Repair

VANCOUVER, BC and Toronto, ON – September 3, 2014 – RepliCel Life Sciences Inc. (TSXV: RP) (OTCQB: REPCF), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, is the newest member of the Centre for Commercialization of Regenerative Medicine’s (CCRM) industry consortium.

“The company is pleased to have been accepted as a member of CCRM’s industry consortium,” states David Hall, CEO of RepliCel. “CCRM represents one of the leading global entities in the area of regenerative medicine and being part of its industry consortium embeds us in an exemplary network. Their broad industry activities and, in particular, their regulatory services are an important current asset to RepliCel.  Furthermore, RepliCel is pursuing CCRM as a secondary manufacturing site for the company’s fibroblast platform, which is a key step in demonstrating technology transfer, as well as risk mitigation away from a single site cell replication model.”

CCRM is currently engaged in providing RepliCel with contract regulatory services including documentation and filings related to RepliCel’s RCT-A-01 product for chronic Achilles tendinosis. This program is the subject of a planned clinical trial in Canada to start in 2014 that will involve clinical testing to address chronic tendinosis, a degenerative disease of the tendon caused by a cycle of injury, improper healing and re-injury until there are very few pain free and functional periods. Despite the body’s attempts to heal itself, complete healing of the tendon is never achieved, potentially due to a deficit of type I producing fibroblast cells needed to support the healing process.

RCT-A-01 will attempt to address this cellular deficit by providing an injection of a patient’s own fibroblasts to the site of the injury.  Collagen-producing fibroblast cells will be isolated from hair follicles taken by a punch biopsy from the back of the patient’s scalp. These cells will then be grown in controlled processes.  The new cells and injected directly into the wounds within the tendon via ultra-sound imaging. After injections are performed, patients return to the clinic for assessments of safety, function and pain, as well as changes in tendon thickness, echo texture, interstitial tears and neovascularity (growth of new blood vessels).

This treatment is designed to provide the necessary number of fibroblast cells to initiate and complete the disrupted healing process leading to a normally functioning tendon with higher tensile strength. Further indications will include patellar tendinosis, or jumper’s knee, and lateral elbow tendinosis.

“RepliCel is one of a small, but quickly growing, class of companies emerging in the Canadian landscape that are leading the way with clinical-stage development of cell-based therapies being developed, tested, and hopefully commercialized first in Canada,” says Michael May, President and CEO of the Centre for Commercialization of Regenerative Medicine.  “CCRM is pleased to play a pivotal role in supporting RepliCel’s efforts to develop a new class of therapies for patients and, in the process, contribute to the growth and success of this emerging segment of the biotechnology industry.”

About the Centre for Commercialization of Regenerative Medicine (CCRM)
CCRM, a Canadian not-for-profit organization funded by the Government of Canada’s Networks of Centres of Excellence program and six academic partners, supports the development of technologies that accelerate the commercialization of stem cell- and biomaterials-based technologies and therapies. A network of academics, industry and entrepreneurs, CCRM aims to translate scientific discoveries into marketable products for patients. CCRM launched in Toronto’s Discovery District on June 14, 2011. CCRM is hosted by the University of Toronto.

CCRM has three core development themes: cell reprogramming and engineering; cell manufacturing; and, biomaterials and devices to carry out projects commissioned by academia and industry. CCRM has a fully resourced, 6,000 square foot development facility where all development work takes place.

CCRM’s industry consortium currently numbers nearly 40 companies representing the key sectors of the industry: devices, therapeutics, reagents and cells as tools. Please visit http://www.ccrm.ca/industry-consortium to see a complete list of CCRM’s members.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function such as chronic tendinosis, damaged skin and pattern baldness.   The company’s RCT-01 and RCS-01 cell therapies are designed to treat chronic tendinosis and damaged or aging skin respectively, using fibroblasts isolated from the sheath of the hair follicle. Another of the company’s pipeline products, RCH-01 for the treatment of pattern baldness, is manufactured from cells derived from the hair follicle dermal cup.  Shiseido Company, Limited has an exclusive geographic license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel’s innovative technology which utilizes cells isolated from a patient’s own healthy hair follicles to address specific cellular deficits. For additional information please visit www.replicel.com.

For more information please contact:

CENTRE FOR COMMERCIALIZATION OF REGENERATIVE MEDICINE
Stacey Johnson, Director of Communications
647-309-1830
Stacey.johnson@ccrm.ca
www.ccrm.ca

REPLICEL LIFE SCIENCES INC.
David Hall, CEO
dh@replicel.com

Tammey George, Director of Communications
604-248-8696
tg@replicel.com

Christina Cameron, Investor Relations
christina@clcameron.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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